

December 14, 2010

Sent via U.S. Mail and facsimile to (203)373-3005

Jamie S. Miller
Senior Vice President and Controller
General Electric Capital Corporation
901 Main Avenue
Norwalk, CT 06851-1168

> **Re:** **General Electric Capital Corporation**
> **Form 10-K for the Fiscal Period ended December 31, 2009**
> **Filed 10-Q for the Fiscal Quarter ended September 30, 2010**
> **File No. 001-06461**

Dear Ms. Miller:

We have reviewed your supplemental response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-Q for the period ended September 30, 2010

Note 5. Goodwill and Other Intangible Assets, page 16

1. We note your response to prior comment 8 from our letter dated August 27, 2010, including your expanded disclosures included on pages 17 and 18 related to your annual goodwill impairment test performed as of July 1, 2010. We note that Step One of the impairment test related to your Real Estate reporting unit indicated potential impairment of the goodwill balance allocated to that reporting unit; however, the results of Step Two of the impairment test indicated goodwill was not impaired for that reporting unit. Given the significance of the amount by which the carrying value of exceeded the fair value ($3

billion as of the test date) as well as the significance of the amount of goodwill allocated to the Real Estate reporting unit ($1.1 billion as of the test date) compared to your annualized pretax income for the nine-months ended September 30, 2010, and given the fact that the Real Estate reporting unit is in a cumulative net loss position, please address the following:

    a. We note that you disclose on page 17 the range of discount rates used in your goodwill impairment analysis. Please further revise your disclosure in future filings to disclose <u>each</u> of the <u>specific</u> key assumptions used in your goodwill impairment test in both Step One and Step Two.

    b. We note that you disclose on page 18 some of the general factors considered in Step Two of your impairment analysis. As previously requested, please further revise your disclosure in future filings to discuss in detail the <u>specific</u> uncertainties associated with your assumptions, and the potential events or changes in circumstances that could reasonably be expected to adversely affect those assumptions.

    c. Please briefly disclose and tell us in more detail the reason(s) for the $6 billion total variance between the carrying value and fair value of the Real Estate reporting unit of $3 billion combined with additional $3 billion by which the implied fair value of goodwill exceeded the carrying value of goodwill allocated to the Real Estate reporting unit. Please briefly disclose and tell us in detail the specific factors or assumptions that resulted in this variance.

    d. To the extent a significant portion of this difference was related to fair value adjustments made to the value of your loan portfolio, tell us the amount of the adjustment and how the value of the loan portfolio was determined.

<u>Management's Discussion and Analysis</u>

<u>C. Financial Services Portfolio Quality</u>

<u>Investment securities, page 47</u>

2. We note your disclosure on pages 47 and 48 related to the following:
- Approximately 70% of your subprime RMBS had been downgraded to below investment grade subsequent to purchase;
- Credit-related charges were taken on a portion of your RMBS securities;
- A "vast majority" of both your RMBS and CMBS securities were in a senior tranche position as of September 30, 2010;
- The continued significance and severity of the unrealized losses greater than 12-months related to each of these security types; and
- We were unable to locate disclosure that described your consideration of OTTI for your ABS portfolio in particular.

As such, it is difficult for the reader to evaluate the remaining risk of additional loss in the portfolio as it is unclear on which securities (prime versus subprime or senior versus junior position) you have recognized a credit impairment to date and the extent of those credit impairment charges. Therefore, for each security with at least one credit rating below investment grade in these categories, please provide us with, and consider disclosing in future filings, a tabular schedule that identifies the following for each security.   Absent a comprehensive tabular disclosure, please expand your narrative disclosures in this area to more clearly address these categories of securities.

    a.   The security's name;
    b.   The security type (e.g. RMBS, CMBS, etc.);
    c.   The security tranche;
    d.   The amount of credit-related OTTI charges taken;
    e.   The amount of non-credit OTTI charges taken; and,
    f.   If no credit-related OTTI charges have been taken, an explanation of the objective evidence you considered in concluding the security did not have credit-related impairment.

You may contact Brittany Ebbertt, Staff Accountant, at (202) 551-3572 me at (202) 551-3494 with any other questions.

Sincerely,

Kevin W. Vaughn
Accounting Branch Chief